
Mail Stop 3561

November 6, 2015

Steven D. Barnhart
Chief Financial Officer
Bankrate, Inc.
477 Madison Avenue, Suite 430
New York, NY 10022

>   **Re: Bankrate, Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Response Dated November 2, 2015**
>   **File No. 001-35206**

Dear Mr. Barnhart:

We have reviewed your November 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2015 letter.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1. We note your response to comment 4. We do not object to you providing a discussion of the underlying factors that drive changes in your revenues and expenses within your analysis of results at the segment level rather than your analysis of results at the consolidated level. However, we believe that you should provide a more detailed discussion and analysis of the underlying causes of those changes within your segment discussion on results. As one example and not an exhaustive list, we think you should

revise your analysis of changes in the Banking segment's revenue on page 50 to provide management's insight into why or how each of price and volume increased for your rate table advertising platform, and why the deposits channel was the primary driver of this growth. We believe that providing additional insight from management into why these changes occurred will allow your investors to better assess the likelihood that your historical results are indicative of future results.

Financial Statements

Note 7 – Segment Information, Geographic Data and Concentrations, page 88

2. Your response to comment 7 indicates that you do not believe disclosing revenue by "means of monetization" is useful to your readers. Please tell us in detail how you considered the guidance in ASC 280-10-05-5. Since your management organizes your segments by type of customer (e.g. credit card customers, insurance customers), it remains unclear to us how you have provided the information about revenue by product or service as contemplated by ASC 280-10-05-5 and ASC 280-10-50-40. Please advise.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters or any other questions. Please contact Charles Guidry, Staff Attorney, at (202) 551-3621 or Mara Ransom, Assistant Director, at (202) 551-3720 with any questions on any of our other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products